Filed Pursuant to Rule 433
Registration No. 333-135464
The issuer has filed a Market-Making Prospectus with the U.S. Securities and Exchange Commission (SEC) for the public offering of the issuer’s 7.50% senior notes due 2016, which closed on July 26, 2006. Goldman, Sachs & Co. is continuing to make a market in the senior notes pursuant to the Market-Making Prospectus. Before you invest in the issuer’s senior notes, you should read the Market-Making Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and an investment in its senior notes. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the Market-Making Prospectus if you so request by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
Current Report
Pursuant to Section 13 or 15 (d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 31, 2007

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
(Exact Name of Registrant as Specified in Charter)

Bermuda (State or Other Jurisdiction of Incorporation)	001-32938 (Commission File Number)	98-0481737 (I.R.S. Employer Identification No.)
27 Richmond Road
Pembroke HM 08, Bermuda
(Address of Principal Executive Offices and Zip Code)
Registrant’s telephone number, including area code: (441) 278-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure
Item 9.01. Financial Statements and Exhibits.
SIGNATURES
EXHIBIT INDEX

Item 7.01. Regulation FD Disclosure
     Beginning on September 4, 2007, the Chief Executive Officer and the Chief Financial Officer of Allied World Assurance Company Holdings, Ltd (the ‘‘Company’’) will present to various investors and/or potential investors the information about the Company described in the slides attached to this report as Exhibit 99.1. On September 5, 2007, the Chief Executive Officer and the Chief Financial Officer will also present this information at the Keefe, Bruyette & Woods 2007 Insurance Conference. The slides set forth in Exhibit 99.1 are incorporated by reference herein. The information in Item 7.01 of this report is being furnished, not filed, pursuant to Regulation FD. Accordingly, the information in Item 7.01 of this report will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Company that the information in this report is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Company.
Cautionary Statement Regarding Forward-Looking Statements
     Any forward-looking statements made in the presentation in Exhibit 99.1 reflect our current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, our forward-looking statements could be affected by pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; investigations of market practices and related settlement terms; negative rating agency actions; the adequacy of our loss reserves; the company or its subsidiaries becoming subject to significant income taxes in the United States or elsewhere; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors, and other factors identified in our filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.
Item 9.01. Financial Statements and Exhibits.
(d)     Exhibits

Exhibit
Number	Description

99.1	Slides from presentation by management.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
Dated: August 31, 2007	By:	/s/ Wesley D. Dupont
		Name:	Wesley D. Dupont
		Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Slides from presentation by management.

Forward Looking Statements & Safe Harbor
This presentation contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward- looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this presentation are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this presentation will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward- looking statements in this presentation might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements that may be made from time to time. We are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Agenda
· Executive Summary
· Financial Review
· Appendix

Strong Stock Performance Since July 2006 IPO
Relative Stock Price Comparison Daily from July 12, 2006 to Aug 17, 2007

Allied World’s Franchise
Allied World is a leading well-diversified property and casualty insurer and reinsurer
Five year old franchise with strong results since inception
Diversified mix of business with operating platforms in
Bermuda, Europe and the United States
Strong risk management culture
Excellent capitalization and financial flexibility
Industry leading executive management team
Low cost operating structure
Strong financial strength and debt ratings

Business Strategy
Leverage Diversified Underwriting Operations
Capitalize on ability to offer multiple products across global operating platform
Maintain lead positions in Bermuda excess casualty and direct property business
Pursue Profitable Business Opportunities
U.S. – expand E&S business, utilize admitted capabilities and continue program initiative
Europe – emphasis on U.K. and western Europe and use of Lloyd’s Box
Maintain Strong Risk Management
Target risks in markets and layers that potentially generate attractive returns
Maintain reduced earnings volatility by conservatively managing prop/cat exposure
Continue prudent reserving practices
Maintain investment strategy with emphasis on capital preservation and supporting underwriting operations

Diversified Portfolio
Diversified book of business by product lines and geography able to accommodate a broad range of market conditions
Long-term strategy has been to emphasize insurance and casualty lines
Product Lines Gross Premiums Written by Segment and Office ($ MM)
June 2007 YTD Casualty Property Reinsurance Total Percent
Bermuda $196 $133 $397 $727 75% Europe 63 90 — 153 16% United States 53 36 — 89 9% $313 $258 $397 $969 100% Percent 32% 27% 41% 100%
Business Type Splits
Casualty / Property — 65% / 35%
Direct / Reinsurance — 59% / 41%

Leading Specialty Casualty Operation
MARKET OUTLOOK
· Competition is increasing and rates continue to decline but remain adequate
· Terms and conditions are holding but beginning to experience some pressure
GPW ($MM)
6/07 YTD GPW
STRENGTHS AND STRATEGY
· Emphasis on specialty excess lines
· Leading player in middle excess layers
– Ground-up underwriting approach is a
key strength
– Results in preferred market position
· Diversified risk portfolio
– General casualty – covers complex risks
in variety of industries and territories
– Professional liability – covers D&O,
employment practices, fiduciary and E&O
– Healthcare – covers hospitals, long term
care facilities and managed care

Leading Bermuda Direct Property Operation
MARKET OUTLOOK 6/07 YTD GPW
· Competition increasing but margins still attractive for catastrophe exposed business coming off of very favorable 2006 rates
· Insured’s deductible levels have remained stable
GPW ($MM)
STRENGTHS AND STRATEGY
· Leading direct writer of primary property
insurance in Bermuda
· Solely commercial accounts
· Flexible and opportunistic approach
· Allied World’s franchise helps maintain
client loyalty
– Capacity
– Claims handling
– Ability to offer other product lines
· Manage line size and overall exposure
· Selectively reducing energy accounts
Net Combined Ratio (ex. Cats) Net Combined Ratio (with Cats)
* Excludes $105mm and $287mm cat losses in 2004 and 2005, respectively.

Flexible Reinsurance Operation
MARKET OUTLOOK 6/07 YTD GPW
· Softening of underlying professional liability and general casualty pricing has necessitated shift to providing more XOL covers where market opportunities are more attractive
· Despite pricing pressures, the U.S. property market is relatively stable and continues to offer opportunities, particularly for catastrophe business
· The property market internationally is more challenging, proportional treaties are less attractive and catastrophe pricing is weakening but may rise following recent losses
GPW ($MM)STRENGTHS AND STRATEGY
· Targeted to represent about 1/3rd of portfolio on a .gross written basis
·. Focused on E&S and specialty lines
– Complements insurance book .
– Reduces concentration of risk
· Provides ability to react quickly to changing market conditions
· Only dedicated Bermuda casualty facultative operation
· Opportunistically provide ILW contracts
Early Treaty Renewal Net Combined Ratio (ex. Cats) Net Combined Ratio (with Cats)
* Excludes $82mm and $245mm cat losses in 2004 and 2005, respectively.

Industry Leading Management Team
Years in Years with Name Title / Responsibility Industry Allied World Scott Carmilani President and CEO 21 5 Joan Dillard SVP, Chief Financial Officer 23 4 John Redmond President, Allied World Europe 33 5 Richard Jodoin President, Allied World U.S. 35 5 Daniel Brandon SVP, Reinsurance 25 5 Frank D’Orazio SVP, General Casualty 17 4 David Bell SVP, Professional Lines 11 5 Michael McCrimmon SVP, Property 23 5 Marshall Grossack SVP, Chief Corporate Actuary 23 5 Ralph Rathjen SVP, Chief Risk Officer 27 1 Wesley Dupont SVP, General Counsel 5 3

Agenda
· Executive Summary
· Financial Review
· Appendix

1st Half 2007 Financial Highlights
· Strong Results
– Net income - $237.2 million, includes $146.6 million of net investment income
– Operating income - $245.7 million, a 21.1% return on average shareholders equity
– Diluted Book Value Per Share – Increased 12.8% on annualized basis to $37.52 at 6/07
– Combined ratio - 79.9% which benefited by 9.9 points from net favorable reserve development
– Cash Flow — $389.1 million from operations
· Response to Market Conditions
– Gross written premiums declined by 4.7% overall and 7.4% in direct lines of business
– Reflects response to softening market conditions including non-renewal of business that did not meet underwriting requirements, increased competition and decreasing rates
· Growing Capital and Invested Asset Base
– Capital base in excess of $2.9 billion as of June 30, 2007
– Invested asset base in excess of $6.2 billion, 83% of fixed income portfolio rated AAA
– Debt / capital of 17.0% and fixed charge coverage of 13.6X.
· Consistent Performance
– 6 straight quarters with operating income in excess of $100 million
– 6 straight quarters with annualized net income and operating return on average equity in excess of 20%
– 5 straight quarters with combined ratio of 80% or under

Strong Underwriting = Consistent Results
Gross Premiums Written by Underwriting Ratios and Annualized
Segment ($MM)Operating Return on Average Equity
Property Casualty ReinsuranceExpense Ratio Loss Ratio Annualized Operating ROAE

Efficient Operating Structure
· Greater percentage of direct business results in lower acquisition ratio
· Flat, streamlined management structure
· 2007 underwriting expense ratio of 21.9% reflects increased compensation expenses and reduced writings
Underwriting Expense Ratios
All Bermuda Companies Average(1) Class of 2001 Average(2) Allied World
[1]All Bermuda Companies Average includes Platinum, Montpelier, Axis, ACE, Arch, Endurance, Aspen, r Re, Renaissance Re,. XL Capital, Everest
[2]Class of 2001 Average includes ce, Aspen, Platinum, expense ratios for Arch, Montpelier, and Axis. Enduran

Investment Income Momentum
Growth in investmentncome is driven by flows and growth in invested
Strong Cash Flows = Increased Asset Base Increased Asset Base = Greater Investment Returns ($ Billion) ($MM)
Portfolio Yield 4.4% 3.7% 3.5% 3.9% 4.5% 4.3% 4.7% Paid Loss Ratio 1.0% 8.5% 15.3% 33.8% 38.6% 41.9% 38.5%

Investment Portfolio
· Conservative, with diversified fixed-income portfolio:
– 99% investment grade fixed income securities
– 79% of total portfolio is rated AAA
– Only .05% of portfolio ($3 million) is supported by subprime collateral
Portfolio Summary as of 6/30/2007 Mortgage Backed Securities as of 6/30/2007 ($MM)
AA % of Total Amount Portfolio Ratings Residential 6% Agency A 1,034 16.58% AAA Non-Agency 10% Prime 394 6.31% AAA Wrapped Sub-Prime Collateral 1 0.02% AAA Sub-Prime Collateral 3 0.05% AAA Total Non-Agency 398 6.38% Total Residential AAA 1,432 22.95% * Commercial MBS 79% 691 11.08% AAA Total MBS 2,123 34.03%

Prudent Reserving Philosophy
· Reserves 5.2% above mid-point of range
– Net favorable reserve development in each of the last 4 years and through June 2007
· 79.4% of reserves are IBNR
Net Loss Reserves Mix
Range of Net at June 30,Reserves
Net Prior Year Releases (Non- Reserve ($MM)

Capital Management
Our capital management strategy is to preserve sufficient capital to support our business plan and future growth while maintaining conservative financial leverage and earnings coverage ratios Over $800 million in capital was raised in July 2006
Total Capitalization ($MM)
Common Equity (Ex AOCI) IPO Proceeds Debt
Debt to Total Capital Ratio 0.00% 25.7% 18.4% 17.0% Fixed Charge Coverage — (9.3)x 14.7x 13.6x

Conclusion
Allied World expects to generate a mid-to-high teen ROE, assuming normalized catastrophe activity
· Strong underwriting franchise diversified by product and geography
· Solid 5+ year operating history
· Seasoned, profitable book of business
· Proven risk management expertise
· Excellent capitalization, strong balance sheet and financial flexibility
· Stable industry leading management team
· Low cost operating structure
· Strong financial strength and debt ratings
•Investment income momentum

Agenda
· Executive Summary
· Financial Review
· Appendix

Segment Results – First Half 2007 & 2006

Six Months Ended June 30, 2007	Property	Casualty	Reinsurance	Total
Gross premiums written	$ 258,328	$ 313,280	$ 397,347	$ 968,955
Net premiums written	105,079	242,265	397,087	744,431
Net premiums earned	92,809	248,124	248,752	589,685
Net losses and loss expenses	(41,014)	(151,275)	(149,931)	(342,220)
Acquisition costs	(437)	(11,071)	(49,560)	(61,068)
General and administrative expenses	(15,920)	(32,018)	(19,697)	(67,635)
Underwriting income	35,438	53,760	29,564	118,762
Net investment income				146,585
Net realized investment losses				(7,965)
Interest expense				(18,856)
Foreign exchange loss				(564)
Income before income taxes				$ 237,962
GAAP Ratios:				
Loss and loss expense ratio	44.2%	61.0%	60.3%	58.0%
Acquisition cost ratio	0.4%	4.4%	19.9%	10.4%
General and administrative expense ratio	17.2%	12.9%	7.9%	11.5%
Combined ratio	61.8%	78.3%	88.1%	79.9%

Six Months Ended June 30, 2006	Property	Casualty	Reinsurance	Total
Gross premiums written	$ 286,680	$ 330,498	$ 399,258	$ 1,016,436
Net premiums written	111,953	286,919	398,969	797,841
Net premiums earned	95,057	265,303	254,100	614,460
Net losses and loss expenses	(58,048)	(180,014)	(147,742)	(385,804)
Acquisition costs	2,258	(16,274)	(55,119)	(69,135)
General and administrative expenses	(11,960)	(22,980)	(11,639)	(46,579)
Underwriting income	27,307	46,035	39,600	112,942
Net investment income				116,944
Net realized investment losses				(15,408)
Interest expense				(13,527)
Foreign exchange loss				(70)
Income before income taxes				$ 200,881
GAAP Ratios:				
Loss and loss expense ratio	61.1%	67.9%	58.1%	62.8%
Acquisition cost ratio	(2.4%)	6.1%	21.7%	11.2%
General and administrative expense ratio	12.6%	8.7%	4.6%	7.6%
Combined ratio	71.3%	82.7%	84.4%	81.6%

21

Non-GAAP Financial Measures In presenting the company’s results, management has included and discussed in this press release certain non-GAAP financial measures within the meaning of Regulation G as promulgated by the U.S. Securities and Exchange Commission. Management believes that these non-GAAP measures, which may be defined differently by other companies, better explain the company’s results of operations in a manner that allows for a more complete understanding of the underlying trends in the company’s business. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP. “Operating income” is an internal performance measure used by the company in the management of its operations and represents after-tax operational results excluding, as applicable, net realized investment gains or losses and foreign exchange gains or losses. The company excludes net realized investment gains or losses and net foreign exchange gains or losses from its calculation of operating income because the amount of these gains or losses is heavily influenced by, and fluctuates in part according to, the availability of market opportunities. The company believes these amounts are largely independent of its business and underwriting process and including them distorts the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, the company believes that showing operating income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze the company’s results of operations in a manner similar to how management analyzes the company’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income. The company has included “diluted book value per share” because it takes into account the effect of dilutive securities; therefore, the company believes it is a better measure of calculating shareholder returns than book value per share. “Annualized return on average equity” (“ROAE”) is calculated using average equity, excluding the average after tax unrealized gains or losses on investments. Unrealized gains (losses) on investments are primarily the result of interest rate movements and the resultant impact on fixed income securities. Such gains (losses) are not related to management actions or operational performance, nor are they likely to be realized. Therefore, the company believes that excluding these unrealized gains (losses) provides a more consistent and useful measurement of operating performance, which supplements GAAP information. In calculating ROAE, the net income (loss) available to shareholders for the period is multiplied by the number of such periods in a calendar year in order to arrive at annualized net income (loss) available to shareholders. The company presents ROAE as a measure that is commonly recognized as a standard of performance by investors, analysts, rating agencies and other users of its financial information. “Annualized operating return on average equity” is calculated using (1) operating income (as defined above and annualized in the manner described for net income (loss) available to shareholders under ROAE above), and (2) average equity, excluding the average after tax unrealized gains (losses) on investments. Unrealized gains (losses) are excluded from equity for the reasons outlined in the annualized return on average equity explanation above. See slides 23 — 25 for a reconciliation of non-GAAP measures used in this presentation to their most directly comparable GAAP measures.

Non-GAAP Financial Measures — Reconciliations
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD UNAUDITED ANNUALIZED RETURN ON SHAREHOLDERS’ EQUITY RECONCILIATION (Expressed in thousands of United States dollars, except for percentage information)
Quarter Ended June 30, Six Months Ended June 30, 2007 2006 2007 2006
Opening shareholders’ equity $2,355,978 $1,478,907 $2,220,084 $1,420,266
(Deduct)/add: accumulated other comprehensive (income)/loss (31,481) 64,988 (6,464) 25,508
Adjusted opening shareholders’ equity 2,324,497 1,543,895 2,213,620 1,445,774
Closing shareholders’ equity 2,418,186 1,565,062 2,418,186 1,565,062
Add: accumulated other comprehensive loss 25,663 83,144 25,663 83,144
Adjusted closing shareholders’ equity 2,443,849 1,648,206 2,443,849 1,648,206
Average shareholders’ equity $2,384,173 $1,596,051 $2,328,735 $1,546,990
Net income available to shareholders $ 123,287 $ 102,370 $ 237,208 $ 200,491
Annualized net income available to shareholders 493,148 409,480 474,416 400,982
Annualized return on average shareholders’ equity — net income available to shareholders 20.7% 25.7% 20.4% 25.9% Operating income available to shareholders $ 125,300 $ 112,067 $ 245,737 $ 215,969
Annualized operating income available to shareholders 501,200 448,268 491,474 431,938
Annualized return on average shareholders’ equity — operating income available to shareholders 21.0% 28.1% 21.1% 27.9%

Non-GAAP Financial Measures — Reconciliations
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD UNAUDITED OPERATING INCOME RECONCILIATION (Expressed in thousands of United States dollars, except share and per share amounts)
Quarter Ended June 30, Six Months Ended June 30, 2007 2006 2007 2006
Net income $ 123,287 $ 102,370 $ 237,208 $ 200,491
Net realized investment losses 1,481 10,172 7,965 15,408
Foreign exchange loss (gain) 532 (475) 564 70
Operating income $ 125,300 $ 112,067 $ 245,737 $ 215,969
Weighted average common shares outstanding:
Basic 60,397,591 50,162,842 60,028,523 50,162,842
Diluted 62,874,235 50,682,557 62,277,010 50,637,809
Basic per share data:
Net income $ 2.04 $ 2.04 $ 3.95 $ 4.00
Net realized investment losses 0.02 0.20 0.13 0.31
Foreign exchange loss (gain) 0.01 (0.01) 0.01 -
Operating income $ 2.07 $ 2.23 $ 4.09 $ 4.31
Diluted per share data
Net income $ 1.96 $ 2.02 $ 3.81 $ 3.96
Net realized investment losses 0.02 0.20 0.13 0.30
Foreign exchange loss (gain) 0.01 (0.01) 0.01 -
Operating income $ 1.99 $ 2.21 $ 3.95 $ 4.26

Non-GAAP Financial Measures — Reconciliations
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD UNAUDITED DILUTED BOOK VALUE PER SHARE RECONCILIATION (Expressed in thousands of United States dollars, except share and per share amounts)
As of As of June 30, December 31, 2007 2006
Price per share at period end $ 51.25 $ 43.63
Total shareholders’ equity 2,418,186 2,220,084
Basic common shares outstanding 60,405,307 60,287,696
Add: unvested restricted share units 828,657 704,372
Add: Long-Term Incentive Plan (LTIP) share units 886,251 342,501
Add: dilutive options/warrants outstanding 6,764,564 6,695,990
Weighted average exercise price per share $ 33.59 $ 33.02
Deduct: options bought back via treasury method (4,433,857) (5,067,534)
Common shares and common share equivalents outstanding 64,450,922 62,963,025
Basic book value per common share $ 40.03 $ 36.82
Diluted book value per common share $ 37.52 $ 35.26